Exhibit (a)(5)(xxxix)
Oracle Financial Analyst Day	1
Safra Catz and Chuck Phillips
Q&A

Key:	Jeff: Jeff Henley
Safra: Safra Cata
Chuck: Chuck Phillips
Q: Question from audience
Questionable words/phrases in [brackets]

Jeff: Could Safra and Chuck to come up and talk about – Safra is going to talk a little more broadly about our acquisition approach and philosophy and Chuck will talk a little bit about PeopleSoft and they’ll take questions. Go ahead.

Safra: Thanks for joining us. Chuck and I are going to go over really our acquisition strategy in general and then more specifically the PeopleSoft part. But before we do that, I have something to read to you. We’ll flash it on the screen also for those of you who want to read along.

The solicitation and the offer to buy PeopleSoft common stock is only made pursuant to the offer to purchase and related materials that Oracle Corporation and Pepper Acquisition Corp filed on June 9th as amended June 18th of this year.

Stockholders should read the offer to purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the offer to purchase and related materials free at

Oracle Financial Analyst Day	2
Safra Catz and Chuck Phillips
Q&A

the SEC website at SEC.gov or from CSFB who’s a dealer manager or from McKenzie the info agent or from Oracle.

Now that we’re done with that, we can talk a little bit more generally.

We wanted to really start by setting the perspectives clearly for you. Because Oracle has looked for acquisitions and constantly has looked for them and done a bunch of small ones over the years. But I want you to first understand the types of things we’re looking at.

We, in some cases, look for acquisitions where we can get some incremental customer segments in markets we’re already in. We want to often extend our platform and we’ve done that with a whole bunch of very small acquisitions where we’ve advanced time to market or we filled in what we believed would ultimately be holes in our products years out.

We do look at things, they’re really an entirely new markets for us though you haven’t really seen us do one of those yet. And because of the importance of industry specialization and applications, we do do things and we will be doing things that really help us advance in specific industry vertical markets.

Why are we doing this now? This is the largest offer, the largest type of transaction we’ve ever tried to do. Well, the truth is, is that we’ve been signaling this for months, if not for over a year. Larry’s been very, very clear that a new era of consolidation has started in our segment, customers simply do not

Oracle Financial Analyst Day	3
Safra Catz and Chuck Phillips
Q&A

want to deal with the hundreds of vendors that they were dealing with during the dotcom bubble.

They were willing to try any old thing, any little thing for many small company, more and more they’re trying to rationalize their supplier lists and so now they’d rather pick from maybe dozens of vendors versus the hundreds they were dealing with.

Additionally, with the bubble popping, there’s no question that prices are more reasonable and you can see that and you could say our prices are more reasonable, too. And then frankly, most importantly, why we would even consider doing this now is because we actually feel that our business and infrastructure is so perfectly set and in place that we don’t actually distract ourselves because our main mission is really our own business and extending the reach of Oracle technology through companies and government agencies around the world.

And we feel that we are really in the position of strength. We’ve got as you’ve heard today, our product lines are we think is strong as they’ve ever been and so we’re really in a position of strength from a product portfolio.

And then from an infrastructure portfolio and a management team which you’ve met many of the team but frankly, there are many others you haven’t, we’re in a position where we can do it without the distraction that frankly when we first looked at PeopleSoft four years ago, we really didn’t think we could do it. So, we think now is actually a very good time.

Oracle Financial Analyst Day	4
Safra Catz and Chuck Phillips
Q&A

So what do we really look at, sort of minimum requirements? To tell you the truth, we sort of start by looking way forward and move backwards. And what I mean by that is we have a vision in the company drawn out with the team and with Larry of really what the world is going to look like 5 years from now.

And we have to look at that because there’s no point necessarily in solving yesterday’s problems or even just tomorrow’s. So we look at where we think the markets are really going to be in 5 years and you’re hearing us about, when you see us moving on in all fronts, but in acquisitions in particular as you know we think outsourcing will be important. We think integration will be important. We think lower costs of ownership will be important. All of those things are the things we look at for our acquisitions also. It’s not only our own business but everything else.

So, we look where the world is going to be. And we look and we work backwards from there. However, even though there are a lot of things that, “Gee, they might look nice to own,” as some of you know we’re very cost conscious around here. Some people call us ‘cheap,’ we call it ‘accretive in the first year.’ And everything pulls its own weight around here and you’ve seen that.

We also are real slaves to the concept of cash as really telling you how well your business is doing, and we generate enormous amounts of cash, cash flow annually and it’s very important to us that any acquisition we look at is going to do

Oracle Financial Analyst Day	5
Safra Catz and Chuck Phillips
Q&A

exactly the same thing in the short-term, median-term and long-term unless it’s just so small that ultimately it’s just really irrelevant frankly.

And then finally, we look at businesses especially when they’re mid-size to large that can be run at the kind of margins we run as those of you who are here know, we hit our highest margins ever this past quarter and those are the kinds of – that actually puts us in a position to do acquisitions at very fair prices and run them well.

Finally, sort of the additional benefits we are also always looking for, we’re looking for cross-sell and up-sell opportunities. Of course, that’s absolutely critical and that actually leads to some of the things on the previous slides.

We’re also looking for new ideas and new thinking. Also, we found really even in the acquisitions we’ve done and there’ve been dozens but they’ve been mostly small. We found things that have been ultimately useful in other segments of our business and that’s really always really fantastic and supports it.

Management talent, you know, we have not cornered the market on it so we’re looking always for a good team in a team we can work with and to the extent with it we look at acquisitions in areas that’ll be new to us, we’re really focused on getting folks who really know that business very, very well because we don’t know every business and especially the newer ones. We don’t know them at all.

Oracle Financial Analyst Day	6
Safra Catz and Chuck Phillips
Q&A

And then ultimately, new partners and new channels, depending on what kind of acquisition. And as I spoke to you very, very generally, there are new partners and new channels that we don’t always hit and we don’t hit the same way around the world and so that’s a real added benefit for us. And frankly, it all goes into the calculation.

What we don’t do? We obviously don’t do deals, these are the things we’ve been accused of. We don’t do deals to make a quarter. First of all, it’s just ridiculous. We wouldn’t do a deal from a position of weakness which is because I think that, we believe that actually when you’re in a position in a weakness, the most likely thing that’s going to cause us more weakness not less, we don’t do anything we haven’t analyzed to death.

Those of you who have worked with us know that. We look at things for weeks, months, and in fact, years in this case. We don’t do anything that’s not to further our growth. To further the plan, to further the 5-year vision in the industry and we don’t do anything without the full support of our Board. And we’ve met many times on this transaction and we’ll continue to do so.

But mostly from a perspective point of view, this is really only a small part. And though this has been the really fashionable and exciting part and it’s in the newspaper nearly everyday, the truth is, is this is only a small part of everything we’re doing.

Oracle Financial Analyst Day	7
Safra Catz and Chuck Phillips
Q&A

Chuck’s going to go over the details of this particular transaction but, you know with the additions to the management team over time, our focus is on really enlarging the Oracle economy, expanding our reach over time and doing the right things to advance that and it will involve partnerships, better relationships with OEMs, more focused on our own customers, really working about our message and the basis of all of it making our products better, stronger, and more competitive. And so as I said, this is only a small part of what we’re doing.

I think that might be it.

Chuck: Great. Thank you. I just want to give an update on the deal, kind of what’s going on right now.

First thing I wanted to do is keep it in perspective the difference between the companies because of all these news articles that keep coming out, PeopleSoft/Oracle, Oracle and PeopleSoft, it’s easy to lose perspective. We are not anywhere close to the same size as PeopleSoft. It’s a much different company. I just want to emphasize it up front just to review it.

We have over 3X the cash that PeopleSoft has. Five times the number of employees. And we generate nearly 8 times PeopleSoft’s revenue just last year. And we have 12 times the market capitalization.

And I think the important point is that we generate more in cash flow than PeopleSoft and J.D. Edwards combined have in

Oracle Financial Analyst Day	8
Safra Catz and Chuck Phillips
Q&A

revenue. And so, we just want to keep the size difference in perspective that we have many other businesses as well.

So our perspective on this deal is we are committed to this transaction. We think it’d be a great deal for shareholders and for our customers on both sides. However, this is not a [make or break] for apps business. Our apps business is healthy. We have a better product line than we’ve ever had. We have momentum. The pipelines are good. You’ve heard today a lot of what’s going on in our apps business.

So this is a very healthy business for us. We’re excited about it and we just never had a stronger business than our apps product line. So this is not the reason you do this deal because we’re somehow feeling weakness. This is an opportunity and we’ve decided to take advantage of it.

For our shareholders. This is accretive from operations as Safra mentioned, that’s kind of the              for deals. This would make us the #2 worldwide in the apps business and given SAP’s leadership, that’s important. It’s about acquiring more customers and getting more bulk.

We also will get 5,100 additional customers and that means more to Oracle than it does to any other apps company. We’re in the technology business as well so when we get one of these customers, there’s a lot of other downstream revenue, potentially we could get in the database business apps server out so there’s lots of other things.

Oracle Financial Analyst Day	9
Safra Catz and Chuck Phillips
Q&A

So we’re unique in the apps business that we have that capability. And it’s a low risk acquisitions for, this is a company we know we compete with, we know the products, we know the customers.

And then lastly, it starts to shrink the difference between us and SAP. For PeopleSoft shareholders, we think this is a good deal as well. Cash in hand, no exit risk, you avoid the uncertainty of the PeopleSoft/J.D. transaction. Remember, this is four product lines.

All the questions that people are asking us, “What are we going to do with PeopleSoft product line and challenging, how long are we going to support?” No one seemed to have asked PeopleSoft of the four product lines they’re going to hold, now what happens. Is it going to converge on one superset products? Do they have a sales force out there trying to sell four different product lines, which would be interesting to see if that works.

And then the offer price is 48% above where the stock was trading at least net of cash. We shouldn’t be paying a premium on cash. So prior to our offer on June 5th, we’re still, we think a fair offer at $19.50 at 48% net of cash premium.

And then you avoid the risk of whatever happened in Q2 on PeopleSoft. Now, we know for a fact that they’ve given the money back guarantee, you guys have heard all about that. But we think

Oracle Financial Analyst Day	10
Safra Catz and Chuck Phillips
Q&A

there were additional kind of novel techniques that were used in the quarter.

With through some of our competitors, for instance, we wanted to help them out and that can last for a while but not forever. So, no one knows kind of what the impact all that had on their Q2, if it goes away in Q3 and Q4.

And then if you look at the historical performance of the stock on Oracle versus PeopleSoft, in 1950 it looks like a fairly good deal in hindsight where you look at it on a 6-month basis, one year, three years or five years,              cycles but over on the whole of it, the stock hasn’t done a lot for the last five years.

Now, there’ve been cycles kind of post Y2K, post Internet boom when you had easy comparisons, where there were periods of our performance but these are the facts. I mean, the stock is down pretty substantially on any period that its used, it’s the 1950 [sure and cash].

PeopleSoft customer benefits. We’ve been pretty public with this. We just want to make sure this message is getting out there but we’re prepared to support their product lines longer than what they’ve committed to.

So, for instance on Version 7, they had scheduled a drop support at the end of this year. We’ve gone out publicly and say we were going to extent that at least a year longer if necessary but also said more broadly, we’re going to support their products

Oracle Financial Analyst Day	11
Safra Catz and Chuck Phillips
Q&A

for the next 10 years and hardly ever any software company says that about any product, their own product level and someone else’s. So we think that’s a pretty strong commitment. Saying what we’re planning to do somehow keeps getting distorted so we just wonder, we iterate that right up front.

Also, these customers could access to a critical mass supplier. You don’t have to worry about our viability and the industry is moving in that direction. Most of these customers are reducing the number of suppliers they want to deal with and certainly Oracle is going to be on that list for a whole host of reasons.

And then a much larger applications development budget. There’s no question that PeopleSoft’s limited R&D resources are going to be taxed of trying to support four product lines, especially if there’s some superset integration project that they have to undergo for the next three or four years.

More global support. I think you heard from Mike Rocha earlier today. We have world-class support so there are areas of the world where PeopleSoft doesn’t have very good coverage. We’ve heard that out in the fields but there is no area that we don’t have good coverage in so they’d have access to that as well.

And so, we think it’s a good deal for customers as well. But only if they choose to migrate they get some additional benefits. There’s no requirement to migrate. There’s no one

Oracle Financial Analyst Day	12
Safra Catz and Chuck Phillips
Q&A

who’s going to go in and say, “If you don’t migrate by the end of the next quarter or the next year, we’re going to cut off support.” None of that is happening.

But we think it’s important to offer a superset strategy longer term so they can decide if they want to move to the Oracle eBusiness suite because they believe in the suite concept and they want to centralize their data, you get rid of the fragmentation and they know the stuff that we believe in around Oracle suite, okay, we should have a path for them to do that and we think it’s a very cost effective path.

They get a like-for-like license for free so whenever they’re using on PeopleSoft, that license swaps into the eBusiness suite. It’s the cheapest way to buy Oracle applications right now.

So if you were using the eBusiness, using the PeopleSoft products and you want to upgrade, you can do that. You also can use our outsourcing services as a migration path so we have lots of additional opportunities. None of this is required, this is all optional but we think it’s important to have a message for the installed base for those people who choose to move.

For Oracle customers, our message has been consistent as well. We just had AppsWorld in Europe a couple of weeks ago. And what we underscored there is this doesn’t change the current schedule of products that they’re saved the current momentum that

Oracle Financial Analyst Day	13
Safra Catz and Chuck Phillips
Q&A

we’re enjoying and the new products that they’ve been promised. Those are all on the way.

The customer will continue to enjoy the same worldwide support they have today and I would say a lot of them were very appreciated and feeling confident. They chose the right vendor. Kind of the mood that I sensed anyway at the conference.

And this is just a list of dates, I’m not going to go through all this. These are the key milestones and what we’re waiting for. So with that, we can just kind of stop here and take questions.

Q: This is actually for either of you but it is fun to address, it’s Chuck. I wonder if you could address how you feel about the J.D. Edwards and the fit with Oracle or PeopleSoft to complete that what that fit is.

And also, has your experience with PeopleSoft in the hostile nature of this turned you off to further hostile acquisitions? Would you rule that out and more likely the future ones would be on a friendly basis?

Chuck: What we’ve said is that the J.D. Edwards, if that transaction were to close with PeopleSoft, we haven’t ruled anything out. We haven’t made a decision on that. We do have the capability to do something of that size. We have enough cash flow and so financially, it’s not taxing but we haven’t gone beyond that to say anything what we’d do. There’s been no decision made beyond that.

Oracle Financial Analyst Day	14
Safra Catz and Chuck Phillips
Q&A

Safra: Okay, I’ll talk about the hostile nature of this. Our preference is to do something friendly. I think that was our extreme preference in this case. We knew in advance that something friendly would be impossible. We think that we were totally vindicated by those early statements before they shut them down.

They were very honest. They were very truthful. Those statements were, no price, no combination of price in terms would they let this happen. Friendliness was not going to be a possibility here. Our preference is as in every deal we’ve done before was friendly, our hopes are that all our deals are friendly. It was just simply not possible in this case and we’re clearly vindicated when we saw those comments.

Chuck: We’re generally friendly people. [audience laughter]

Q: Just a quick question. Assuming the deal gets done, do you plan on honoring the rebates that PeopleSoft offered last quarter? I guess $350 million dollars worth.

Safra: We don’t think we’ll trigger those rebates frankly. As far as we’ve seen them and we haven’t had the details on them, they say something like we buy them and then we don’t support the products, we don’t continue to enhance them. We’re in writing on dozens of bags of magazines saying, we have no intention of this. It just really shows the really cynical nature of PeopleSoft’s management and actually scaring their own customers.

Oracle Financial Analyst Day	15
Safra Catz and Chuck Phillips
Q&A

And when we are out extremely publicly saying the exact opposite and it’s just unfortunate because people who are trying to make the right decisions were unnecessarily worried about things. So we don’t think we’ll trigger any of those.

Chuck: And it’s been tried before in the industry going back several years ago, it didn’t work back then either.

Q: Can you help explain a little bit of the timing. You’ve obviously changed your tenure to go to the 18th conveniently a day after the J.D. Edwards/PeopleSoft exchange offer expires? It seems like you’re still treating it as very theoretical that PeopleSoft/J.D. Edwards actually gets done.

So I wonder if you can, I mean, I think that if you look at the way the stocks are trading, I think Wall Street at least thus far has priced in that that deal is going to be completed. So maybe you can give us a little bit more color on what that means, any intentions you have about products. All the slides say are focused just on PeopleSoft. You can give us a little bit more color on what it means if PeopleSoft becomes a bigger entity with J.D. Edwards. Just a little more color on that.

Safra: This is a constantly evolving situation. To the extent that they’re able to close their transaction. We’ll look at it at that point. We’ve been really very focused on PeopleSoft and the timing on that.

Oracle Financial Analyst Day	16
Safra Catz and Chuck Phillips
Q&A

Our extension was really for the ease of the shareholders more than anything else because we have an HSR review going on right now so the transaction actually – our transaction cannot close until we get their appropriate clearance. There’s no real reason to pressure shareholders. We haven’t pushed them to tender into the box or anything like that at this point. So it’s simply a matter of convenience, if and when or if their deal clears, we’ll look at it and do more work on that combined entity. But this is literally as you know a daily evolving situation and so we’ll evaluate it at that point with our whole Board.

Q: Is there any way to prevent that J.D. Edwards/PeopleSoft deal from you guys’ perspectives? Any way to get it without having J.D. Edwards? And also what’s the latest on the anti-trust basis right now?

Safra: Well, we can comment on the anti-trust situation with us which we’re in what’s called the second request where the Justice Department they had only about 7 days by the time they figured out which department was going to look at it. They’ve given us a list which is standard of material they need from us.

They’re going to be talking to folks and that’s just the process that we’ll take weeks and that’s a process that is really, the burden part of it is on us to supply them everything they need. And ultimately for them to make a decision.

Oracle Financial Analyst Day	17
Safra Catz and Chuck Phillips
Q&A

As far as stopping the J.D. Edwards merger, there are a number of options we haven’t focused in on, on doing that. We’ve really been very focused on getting PeopleSoft.

Q: A question for Chuck who’s obviously given some thought to industry structure before I believe less than a year ago. You asked Larry at what point he would punt on the apps and sell them.

Chuck: I now know the answer to that. [audience laughter]

Q: But assuming that whatever probability you want to put on it, assuming PeopleSoft escapes here and stays independent and is somehow legitimately conceived as a more viable #2 player in the industry, as an insider now would you still sort of pursue that line of thinking that it’s time to you can kind of fish or cut bait here in terms of trying to achieve the #2 platform in the industry.

Chuck: Not if I want to remain an insider, no. [audience laughter] No, the point I was trying to get across, our apps business has a lot of momentum, the product line and the segmentation of the sales force, this stuff is starting to pay off so we’re kind of hitting the window right.

The macro environment seems to be improving. And the apps business is important to a lot of other businesses inside of Oracle. The database business, the outsourcing business, it’s just a relationship business that drags along a lot of other

Oracle Financial Analyst Day	18
Safra Catz and Chuck Phillips
Q&A

stuff. So, it makes no sense at this point at the investment of getting the apps where we want them and the economy is turning around to consider looking back the other way. We’re focused on moving ahead.

Q: Hi, a couple of questions. First of all, could you give us a sense as to what your legal counsel is telling you with respect to the probability that there’s a second request with respect to the PeopleSoft/J.D. Edwards acquisition. What kind of odds maybe they put on that?

And then as a follow-up, could you perhaps talk a little bit about the kind of information that the authorities are requesting from you and perhaps give us some sort of inside into how the DOJ may segment the market and the various parts of the market in the U.S. wraps?

Safra: I’d like to just comment to Neil, I used to be a lawyer so did Chuck. The last thing we’re going to do is tell you what our lawyer is telling us. [audience laughter] But it’s a good try and I applaud you for it. Very good.

What Justice is asking us for is what they typically ask which is market information that’s out there and internal information about the products, competition, customers, employees, things like that. So it’s very, very standard material frankly. And it’s just a process we just have to supply it.

Oracle Financial Analyst Day	19
Safra Catz and Chuck Phillips
Q&A

Q: Any initial thoughts on how the DOJ look at the market?

Safra: You have to ask them.

Q: Just a quick question and a follow-up on anti-trust. I just want to know how committed Oracle is to get anti-trust approval even though it seems like it’s going to take several months and a lot of money. And the fact that J.D. Edwards is probably going to go through is going to make it even more difficult.

Safra: Well, we said we’re very committed to this transaction.

Chuck: Yeah, I mean the process has already started and I’m not sure how you calculate how much money. It’s just information we give them. They’ll make the decision. So the process is under way and we’ll see it on its course.

Q: Is there a process              to go through with you as well             ?

Chuck: Yes, that process has started as well since actually quite similar to what’s going on here but the process is under way.

Q: Chuck, can you talk about the trade-offs in your own mind about given your views of superior product against PeopleSoft to trade off between just beating them in the marketplace as opposed to trying to buy them, particularly in a hostile situation.

And secondly, are there any circumstances or price that you foresee where you just punt on this deal?

Oracle Financial Analyst Day	20
Safra Catz and Chuck Phillips
Q&A

Chuck: Well, obviously it’s the trade-off we’re always thinking about but the only reason they do the acquisitions is to accelerate it faster. We think it will happen with or without this deal, just a matter of timing. So we’ll get the customer sooner obviously if we get the deal done but we are very focused and believe that that’s exactly what would happen that while they’re trying to figure how they’re going to merge four product lines, we’ll just continue to plow ahead with a pretty clean architecture and people can escape that if they want to and just come on over to Oracle.

Q: Beyond the application sector, what other areas are you eyeing? You’ve talked about potential storage and vertical applications. What other areas are important in the high-level with              specifics?

Safra: To be honest with you we look at everything, we sort of plot ourselves in the world and where we fit and where we think five years from now, and it’s really the obvious candidates.

I mean, the things that we’re very focused on and you’ll see that more in September with 10i is giving customers a fully integrated, easy to manage product. So anything around reducing their cost because we believe over time that IT spending will not be as big a proportion of corporation spending as it currently is and it shouldn’t be but we will get a bigger piece of it as long as we provide more.

Oracle Financial Analyst Day	21
Safra Catz and Chuck Phillips
Q&A

And that works with outsourcing where we run their products for them at much less than they would have run it themselves or had third parties run it for them. So we look in anything that makes that easier.

So again, anything to do with manageability in the system, software area, anything around the database and that whole area because we see that world expanding. As you know we believe that there’s an awful lot of data that’s not in databases and it’s in all sorts of other kind of file systems, etc.

So anything that brings more data into the database is where you’re going to see us. And on the application side, just as you mentioned, the verticals, the AppsWorld is one often in certain vertical markets and so we’re looking at more expertise. You heard the guys talk about retail, you heard them talk about health care, we look at exactly where we think there’s going to be spending, maybe there won’t be another Y2K but between financial services and health care and retail, there are pushes that are very significant, we’d like to get a bigger part of that. So that’s where you’re going to see us.

Chuck: There are lots of kind of tertiary products that sit around us today that sit on top of our products that makes us look at the new markets as well that are related to what we’re doing that we’re currently not in.

Q: I just want to introduce myself,                           Securities. Just a couple of questions. One, for the PeopleSoft

Oracle Financial Analyst Day	22
Safra Catz and Chuck Phillips
Q&A

transaction as far as you’re concerned to go through, you’ve got to get them to void the poison pill, the              has got to approach you guys, how do you anticipate that playing out where it gets to that level that you are having a conversation.

And the second part of the question I guess, if the PeopleSoft transaction does not go through from your perspective, does that mean that you have a larger appetite to pursue an acquisition in the technology stack? And if yes, how do you weigh technology integration risk versus the opportunity that better presents to your things?

Safra: So many questions, where should we start?

Chuck: We can’t map out how we’re going to get to the end game. Obviously, there’s lots of things that could change between now and a deal with PeopleSoft and how we could [lead] with them and there’s multiple options that we’re assessing and pursuing and that’s about all we can say. We can’t really map it out from there.

Safra: When you do a very large transaction, it’s going to take some time and some attention for sure but we’ve got it pretty well set up that we can look at multiple things at once. Can we do multiple things at the same moment? It depends at what level they are.

We’ve put together integration teams and otherwise to try to do that. We have not stopped looking during this entire period.

Oracle Financial Analyst Day	23
Safra Catz and Chuck Phillips
Q&A

We have not stopped talking to folks, etc. So we continue to look at different things and we’re very opportunistic. We’re looking at prices, we’re looking at market and because of our size and the advantage that that has for us, we’re really in a position to do quite a few.

As Chuck said, even PeopleSoft and J.D. combined is very small compared to our $65 billion dollars in market cap. And though we currently only have 3X their cash, you need to remember that we bought $16 billion dollars of our stock back with our other cash.

So we have a very large business that generates $3 billion to $4 billion dollars a year in cash flow anyway and we look at any way to put that to work.

Chuck: I just want to remind you we’ve done 30 acquisitions already and a lot of the key managers have been through this before so what usually happens is each manager gets their piece of the business with R&D support what have you, and they roll it into their part of the business so it’s not like there’s some bottleneck one person having to [slow] this process down.

Q: There’s been a lot of talk about Oracle buying PeopleSoft before PeopleSoft buys J.D. Edwards of if they can get it before or after. It does seem to be a lot more attractive to get it before that happens but even if it does happen, I realize it’s somewhat hypothetical and it sounds like there’s a lot of logistics, unnecessary logistics but wouldn’t it be relatively

Oracle Financial Analyst Day	24
Safra Catz and Chuck Phillips
Q&A

easy to buy PeopleSoft after J.D. Edwards and just spin out J.D. Edwards as a separate company?

Chuck: You’re right, it’s somewhat hypothetical. [audience laughter]

Safra: It’s only money, so we here take that all very, very seriously so the price they’re paying for J.D. we look at that and so, sure, there are so many options. That’s almost one of the reasons we don’t want to drag you through every single branch on the decision tree. But rest assured, we have been down every branch.

And sure, something – it would be much easier to buy only PeopleSoft but we’ll see when we get there.

I think we’re done, huh? Larry, you’re on.

[end of transcript]

Financial Analyst Day	1

[Portions of Mr. Ellison’s comments unrelated to the tender offer have been redacted]

Key: Larry: Larry Ellison

Questionable words and phrases in [brackets].

Larry: Whatever you want to talk about. Yes sir?

Q: Larry a lot of talk about acquisitions, can you talk about implications for the capital structure? You’ve traditionally not had much debt. How comfortable are you really levering the balance sheet for next few years. Thanks.

Larry: Well I think it depends on a lot of things. We generate a tremendous amount of cash. We’ve been using that cash to buy back our stock. We bought back $16 billion worth of our stock but without borrowing any money. So we could’ve done $16 billion of acquisitions. In fact we did it just was we were acquiring ourselves. It’s true.

So we’ve spent $16 billion on an acquisition that we think is a terrifically good investment and now we’re beginning to look elsewhere. But I think the industry, I’ve said before the industry is consolidating, it doesn’t make any sense at all and there’ll be opportunities for us to go into new businesses, to get stronger in businesses where we’re already strong.

I think applications is a very interesting business. It is in sorely in need of consolidation. There are 100 plus players in enterprise applications that play a significant role in providing, providing software to businesses. That’s too big a

Financial Analyst Day	2

number. We have one dominate player in the industry, SAP that is bigger than two, three and four combined and which they probably point out and maybe two, three and four should combine and give them a run for their money, for their [duetchmarks], their Eros or whatever they’re denominating in right now. Yes sir?

Q: Yes a question. PeopleSoft technology is based on tuxedo out of BEA systems. Would it be natural thinking like after PeopleSoft you’ll go and buy BEA Systems and consolidate the application server marketplace?

Larry: Well it depends on whether, if they’re on sale or not. We like to buy things, Saffron and I and Chuck we just look for things that are on sale. BEA is very expensive right now so, and PeopleSoft is predominately people tools. It’s not written in JAVA, it’s not, all our new developments in JAVA. They’re all in People tools and they use a little bit of tuxedo but they don’t use, don’t mistake                      BEA people ought to maybe think JAVA and J2EE and all of these things, all this modern stuff. In fact they don’t use any of that.

They use, they very proudly say, we’re 100% Internet standard and that famous IEEE standard people tools. I’m just kidding, it is not an IEEE standard, it’s a proprietary technology of PeopleSoft and then they use the tuxedo to manage

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transactions and then multi thread transactions. They’ve been doing that for some time.

We think that technology is archaic and any purchase of BEA would be completely unrelated to that but a purchase of BEA, I have said before would be interested in buying BEA. We’d be interested in buying almost anything. Your house if the price was right.

People ask why did we offer so little for BEA, for PeopleSoft, well we thought maybe we’d get them for that. Why not. Why not give it a whirl. Again I didn’t graduate from college and I understand that’s held me back but I know paying less is better than paying more so that’s what we tried.

Q: You’ve talked about in the past about the applications companies, the smaller ones being more features than actual companies or products. What has changed to make you inquisitive now as opposed to building these things in house? And do you see                      acquisition opportunities there?

Larry: Let me say I didn’t say that about all application companies. I said the application companies like Commerce One, which offered [reverse] auctioning. Or application companies like Ariba that offered Internet procurement. Application companies, even to some degree, well Siebel’s not but those two are an example of companies that aren’t even one product companies, they’re one feature, they’re not even, a product

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might be a complete suite of procurement products, from purchase to pay. They just had a little feature, the internet procurement and a catalog feature that was on the front end of that and I thought that the market mis-valued that when they said it was worth more than [Daimler-Benz]. The largest industrial corporation in Europe you know. Be able to type in purchase orders on the Internet, the largest industrial corporation in Europe. Which is worth more? I just thought maybe it was those guy who makes my car.

So PeopleSoft is not that kind of company. PeopleSoft actually has a fairly diversified suite of products and is a much more interesting company than an Ariba which we wouldn’t be interested in or a Commerce One that we wouldn’t be interested in. I2 is a product area, it’s supply chain products but I think one product company is like I2 which is a supply chain, are also in trouble because I think because the cost of integrating that software with other software you have running your business is enormously high and it’s the gift that keeps on giving.

Every time I2 comes out with a new version you have to re-integrate it with your SAP or re-integrate it with your Oracle or whatever. Just extremely expensive to own this stuff. So there are the companies that are one feature companies, there are the companies that are one product companies. Then there

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comes the best of breed area companies like Siebel says they have a CRM suite but even that is very expensive to integrate [now].

So I’ve believed for a long time the way you play in this market is the suites always win. Best of breed is a transitional strategy before someone comes out with a suite. Best of breed always exists prior to a suite company. It existed in PC software and the most interesting and more recent example of a suite winning over best of breed is when Microsoft Office beat Word Perfect and Ashton Tate’s database Word Perfect, word processor and Lotus’s spreadsheet and Harvard’s graphics package and so on and so on. Suites always win. They always win.

So this prediction, I’ve been accused, making, saying Siebel is going to die and I2’s going die and all these other things are going to die and saying that’s a wild and reckless prediction of the future. Actually that’s just a recognition of what’s always happened in the past and by the way it’s exactly what’s going on right now.

Siebel is the last surviving best of breed company and there’s no way they can survive. The cost of ownership of those products is so high except for this very high end of the market. You know Siebel are running some very interesting ads saying we have the ten largest insurance companies and the ten largest

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banks. Yeah that’s your available market man because your stuff is so expensive the only one who can afford all the labor to integrate that stuff are the ten largest insurance companies and the ten largest banks and the ten largest this and the ten largest that.

Once you get those no one else can write those checks. And IBM, your number one distributor of course was the number one supplier of labor, high priced labor to glue all the stuff together. Of course they would be supporting you that’s their business because as Lou [G?? ] said very clearly for every dollar of software, spent on software $5-10 is spent on services integrating all that stuff.

And that’s a symptom of a very serious problem. And suites evidently won, they will in our best of breed of products and they’ll won feature companies, no one product companies. You’ve got PeopleSoft, JD Edwards, neither one of them are like that, they actually have ERP systems and, PeopleSoft’s funny, they’re a little bit of a hybrid because they are the best of breed HR supplier as well as being the number three ERP company.

And we actually believe in our models over time those HR systems that PeopleSoft has sold to very large companies who also have ERP from SAP, it is simply a matter of time before those companies move from PeopleSoft HR to SAP HR. Merrill Lynch moved from PeopleSoft HR to Oracle HR because they had

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Oracle ERP and they just didn’t feel like doing the system integration over again for PeopleSoft 8. It’s just too costly to glue these things together. It’s incredibly labor intensive, it’s time consuming and error prone. If you can avoid doing it you do.

Q: I wonder if I could get you to talk a little bit about the applications and the infrastructure market. SAP’s believes that they’re inseparable, they do both. You do both. Microsoft at the low end feels it’s necessary to do both. So it would seem the issue with PeopleSoft is not just about the applications market. If you could sort of address how this new world might look now that the apps vendors are doing infrastructure and where that maybe leaves IBM since they’ve had Fidelity to the apps vendors but it would seem that they might be left out here.

Larry: Well I totally agree with SAP. I think that, I’ve believed for a long that one good reason, when Craig Conway approached me trying, saying gee I’d like to buy the Oracle, well why don’t we create a new company that merges Oracle’s application business into, and PeopleSoft’s application business together with Oracle being the majority owner of that business.

Let’s create this new company, we’ll put those two things together and of course Craig was the right guy to run it. And I said we couldn’t do that because, for a lot of reasons, (a) we

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thought we were going to be very successful in the application business but (b) even if we didn’t believe that the applications are so important for us constantly improving our database technology and our application server technology. We learn so much by being in both businesses by the way and it helps the database, it’s helped the database dramatically and the application server dramatically.

It’s put tremendous pressure on the database guys and the application server guys because we really use unlike other vendors, other application vendors, we really exercise the database with our applications. And in fact our applications are not surprisingly database centric. I guess if you said give me one sentence to describe how Oracle’s applications are different from everybody else’s is our philosophy is you should have all of your data in one database. In one global database for everything. That’s what we do.

In fact we think about the problem upside down from everybody else. Everyone else says we need to automate marketing, I said yeah sure. We need to automate sales and service and accounting, I said yeah that’s all interesting from a process automation standpoint. That’s not how we think of the application problems.

We think that from a data centric standpoint we need to keep track of customers. We need to keep all of our customer

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data in one place. In fact it is a true CRM approach if you say, if the goal of a CRM system is to give a 360 degree view of the customer, what you start with is a single customer database with every action that, interaction between you and the customer is recorded in that database. That’s not what Siebel does.

For example, Siebel doesn’t take the order. Siebel doesn’t print the invoice. Siebel doesn’t collect the cash. Those are all customer interactions. So on the face of it when Tom says you get a 360 degree view of the customer with his Siebel system it is on the face of it untrue because it’s only those customers who don’t buy from you or give you money that he keeps track of. Because the second the customer just says I want to buy and he places an order, he doesn’t keep track of that.

Second, the customer writes you a check and deposit it in the back, he doesn’t keep track of that. Doesn’t do any of the accounting. So we believe, thinking about it from a data centric standpoint, okay let’s store the customer data here and let’s store all the customer data here. So if Goldman Sax is an Oracle customer, every time we send someone at Goldman Sax an email note to invite you to a seminar, every time you call for a service request, every time you’re late paying us, I know that never happens, we record every interaction we have with your company in one database. That’s the goal of the system.

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Okay what does that mean? Well that means we have to have this one global database. By the way not a 150 separate, not a separate database in Germany, in France, in Japan and Australia. Got to have one database with all the customers in it and then we’ve got to attach a marketing system to that database so we keep track of our marketing activities with you. We have to attach a sales system to that database, we have to attach a service system to that database. It’s a very different point of view. It’s a database centric point of view of the applications.

But I’ll argue it’s the only system in the world that can ever deliver what CRM is suppose to deliver, this 360 degree view of the customer. It’s impossible. They’re not trying, Siebel’s not writing a system to take orders. They don’t know what customers they’ve actually sold to. They don’t know who their customers are. How could the Siebel system, I guess on the service side they might know who they’re servicing in Japan but there’s no global customer database at the center of their applications.

So we’re absolutely, so again all your information in one database. All your customer information in one place with the applications attached on the outside is the way we built this thing and we have tremendous dependencies between our

Financial Analyst Day	11

applications and our database and we can’t, we haven’t been able to separate those two for a long time.

We also make broad use of our application server. We are the only, right now we are the only company that’s doing basically all new application development in JAVA. It’s highly dependent on our application server. Now probably second to us is probably SAP is kind of moving in the JAVA direction and they built their own application server but they still don’t have all the technology they need I don’t believe because we think even more or just as important as the application server layer is the database and all the features and functions and security and scalability and reliability inherent in the database.

So we think that’s tight coupling and I’ll kind of close in this, it’s kind of the [U ber] suite as my friends in Deutch line would say. The [U ber] suite would include the applications and the underlying technology but SAP doesn’t have all the necessary underlying technology. Eighty percent of their customers use Oracle and they’re by the way one of the most advanced users of Oracle. They’ve done a very, very good job. They’re technically much better than the other application companies that we work with. We think we’re better than they are but we’re a technology company.

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Q: Hi Larry. I’m interested in hearing your reaction, do PeopleSoft second quarter, they’re management held it as sign as a turnaround for them. I suspect you have a different viewpoint.

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Larry: Well no. I mean I think they were only 20% down year over year and I believe that’s what they refer to as a victory over there. So it’s expectation setting. If you’re a platoon commander and you expect to lose all your men and you come back with half, you say we won.

Q: Back to the

Larry: Our quarter, but I read about our troubled application business and PeopleSoft’s brilliant application business. I read about all that, how did we get to be second? We did $250 million in applications, they did $100 in change so I think we had a better quarter than they did. I be it it’s our fourth quarter and we’ll have to wait and see.

I think our application business is much stronger than their application business and everyone knows that they made some very attractive offers to their existing customer base. Believe me if all you want from me is one really great quarter here at Oracle I can deliver a hell of a quarter. But I don’t think that’s what you want, I think you want consistent performance and it remains to be seen.

Again I think, forget our offer for PeopleSoft, I just think you look at who they’re competing with in the application space, SAP, us, Microsoft. It’s going to get very, very tough out there and they’re just not a big enough company, a strong enough company to be competitive and JD Edwards contrary to

Financial Analyst Day	14

what’s being written will not push them into second place. We will still be in second place and that’s not the point. We’re not worried about holding onto second, we’re worried about challenging for first.

You know Jack Welch never wanted to hold onto second. Let’s move up to first and I think with PeopleSoft and a few other clever things we have, that we could do, we have a chance to take on SAP but it’s not going to be easy, they’re a very formidable company. You look at the formidable companies out there, there are two software companies that are interesting, in the world, I think, SAP and Microsoft. That’s it.

Who else. Oh you know, no, present company. I think we’re also an interesting business. Two competitors, two competitors that were interesting. You know I think we’re also a good software company but I don’t think, this is a very expensive, the non-recurring engineering in the software business, as I’ll go back to Rick’s statement about SAP. SAP thinks the technology software is related to the application software. You need to be in both businesses. Oh my god, how many companies in the world do you think can be in both businesses.

If that’s true, how many companies in the world can be in both businesses? Well we’ve just named them, Oracle, Microsoft, SAP. And if IBM would want to get into those business, remember IBM recently just exited those businesses. In the last ten

Financial Analyst Day	15

years IBM has not been very successful in the application space. They failed out of that one and it would be interesting if they decided to re-enter it. It would be a fundamental change in strategy. Maybe they’ll have to. But they’re the other potential player who could go into that but that’s a complete list.

Q: What are you doing at this point to push the PeopleSoft deal forward. I mean with PeopleSoft really pushing their heels in with the poison pill and the antitrust issues, how do you keep that from killing this deal?

Larry: Well there’s really, there’s nothing we need to do. I mean we have an offer out there and if the government says we can buy them, we buy them, that’s it. It’s that simple. There’s no pushing necessary.

We can, I don’t know, I wouldn’t know what to push on. I’m serious. You just have to wait for the government to finish its review. I mean there are several scenarios and we could, it could take till June of next year when there’s going to be a vote, a vote for a new board.

So here’s a simple scenario. I think there’s two interesting, you know government says we can’t buy it’s over. The government says we can buy, we proceed with our lawsuit in Delaware for the poison pill, we win the lawsuit              poison pill, it’s over. We get PeopleSoft.

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We don’t win the lawsuit in Delaware, we wait till the following June and there’s election, we take control of the board, it’s over. Those are the three scenarios. That’s it. There’s nothing to push. Is there anything else that can happen?

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Q: Larry, when you held the PeopleSoft conference call to announce a takeover, I believe you essentially said the PeopleSoft applications would be moved over to Oracle. Now you’re talking about ten year support and enhancements.

Larry: Not so. Nothing changed. I’ve got to emphasize nothing changed because I did it all in writing which helps a little bit, but not always.

I actually wrote a piece for the Wall Street Journal saying do we need a national ID card – period – no – period. Then everyone asked me why I’m supporting a national ID card. So I’m used to people not listening. I don’t know how much clearer – it was in writing, it was in the Wall Street Journal, I said do we need a national ID card? No. Period. And that was, of course, interpreted I was supporting a national ID card.

So does it surprise me that people didn’t read what I said? In writing I said we would not actively market PeopleSoft applications to new customers. In other words, the sales force would not be out there hawking the PeopleSoft applications. That’s what I said. That’s all I say.

That’s exactly what happened when we bought RDB. I didn’t say we’re going to kill anything that came from – these were scare statements coming out of PeopleSoft saying they’re going to kill the company – I think at one point Craigy thought I was going to shoot his dog. I don’t know where – I love animals.

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If Craigy and [dog] were standing next to each other, and trust me, if I had one bullet, it wouldn’t be for the dog. Our public relations people are now having heart attacks! There’s your line – the press should be very happy. It’s exactly what everyone does when they buy a software – of course we’ll support the customers. We’ll support the customers longer than PeopleSoft would have supported the customers.

We bought RDB eight and a half years ago and we enhanced the product, we integrated their development team into our development team. We’re still supporting RDB customers eight and a half years later. This is utterly ridiculous [that] we would do anything to offend the customers we spent $6.3 billion acquiring.

You don’t spend a lot of money for the opportunity to insult people. That’s not very smart. We’re in the business to make money. We want to keep those customers happy, we’re acquiring the customers, we’re going to continue to enhance and support the PeopleSoft products for a long time.

PeopleSoft said they’re dropping support for PeopleSoft 7 at the end of this calendar year. We said no – no, we’ll support it for at least a couple of more years. Take your time. If you’re a 7 customer, we’re not going to force you to PeopleSoft 8, we’re not going to force you to Oracle, we’re not

Financial Analyst Day	19

going to force anyone to move to a new product if they don’t want to. We’re going to support them.

And we’ll keep improving the product. We’ll keep fixing bugs, we’ll answer questions, we’ll keep on enhancing the product. We’ll do that.

All I said – and let me go back to what I said. I said we would not actively market PeopleSoft products to new customers. In other words, when our sales force goes out and calls on a new customer, they will not be saying, “We’ve got two HR systems, we’ve got this Oracle HR system which you can have, or we’ve got this PeopleSoft HR system you can have and you can pick.”

And then the guy says to the poor salesman, which one do you like? Well, it’s kind of complicated. They do some things, we do some things. It would drive people crazy. So we’re going to market our software, our application suite to new customers and we’re going to continue to support and enhance the PeopleSoft product.

Someone said, “We wouldn’t sell the PeopleSoft product to new customers.” No, if anyone calls up on the phone and wants to give us money for one of our products, we’ll take it. That makes no sense, either, so we’ll continue to sell – but we won’t actively market, we won’t have the sales, we won’t be having seminars for PeopleSoft HR for new customers, doping all of those things. That makes no sense at all.

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That’s all I said, nothing has changed whatsoever. What happened is the management team at PeopleSoft, trying to steer their customers would have you believe we’re going to somehow bludgeon them and force them to move to Oracle products when in fact I know if no mechanism, even if I wanted to do that, I know of no mechanism to force them.

People would notice – if we tried, maybe they wouldn’t go. Well yeah, no kidding. That’s why we’re not going to try. We’ll be supporting those customers to the best of our ability and we think our ability is better than PeopleSoft for a very, very long time. We’ll be supporting them longer and better after the acquisition than the support they’re getting now.

Q: On a similar topic, two questions – the first one is given that you would be paying so much for PeopleSoft, why not continue to push their best products. For example, you yourself admitted that their HR set of solutions are the best of breed, best products in the marketplace [talkover]

Larry: No, I didn’t. No, I didn’t say that. I said they are a best of breed provider. I didn’t say they are better than ours. And that’s another thing – I did not say that. I said they’re the best – did I say, and we can play the tape back – I said they’re the best of breed – what we don’t do with our HR – we don’t say, buy our HR as a stand-alone product and integrate it with SAP accounting and integrate it with Oracle accounting.

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If you look at PeopleSoft HR – there’s PeopleSoft HR on top of Oracle ERP on top of PeopleSoft ERP, and on top of SAP ERP. That’s not how we go out and pitch our HR as a rule. As a best of breed provider, it’s part of our suite. But I think our HR – except in the area of pensions, is better than their HR.

Q: Theoretically, if you found that some of their products in certain areas were superior to yours, why would you not make those particular products the primary products over time in those particular areas.

Larry: It’s very, very easy. Their products are written in People tools and don’t use our shared database. They have a completely different technology stack. We can’t integrate them. So what you’re asking me is why don’t we go to our own best of breed strategy. I think we can mix some PeopleSoft products with some Oracle products, and the answer is no because all of our products are built around this common database on a common text stack and there’s no good way – if they have a really good pension products, which they do – is there any way for me to take advantage of the pensions products and glue it into the Oracle e-business suite?

Not really. Other than the classic systems integration layer. What we will do is take the developers of that pension product and add the features to our HR product so that our HR product, and I said that also in the press release, is enhanced

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and gets those pension features without losing its integration advantages.

But the integration is essential. You have to develop it in Java, you have to be on top of this single database. We can’t just glue a little part of their stuff into our stuff. I don’t know how to do it. It’s technically impossible.

Q: As a separate follow up question, if my recollection serves me correctly, back in ‘94 you guys had a hostile offer for [Gupta] which was ultimately unsuccessful. Could you compare and contrast that situation with obviously the PeopleSoft situation?

Larry: I think – PeopleSoft’s bigger. It’s hard for me to recall – ten years ago, that was a little tactical acquisition that would have been interesting at the time. It wasn’t a big deal. This is a bigger deal. I think this is a very clearly thought out what we’re doing. I think we’re likely to be successful and we’re very determined to see this thing through to the end.

It’s an important part of our strategy and we think we’ll prevail. [Gupta] was never central – it was kind of a cute little database, cute little stand-alone database, we decided to build one of our own instead. But it was simple make versus buy thing. It was tactical versus strategic.

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“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995:

Statements in this transcript made in connection with Oracle’s tender offer are excluded from the “safe harbor” of the Private Securities Litigation Reform Act of 1995.

Information in this transcript relating to Oracle’s future prospects (other than those statements relating to the tender offer) which are “forward-looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially, including, but not necessarily limited to, the following: (1) Economic, political and market conditions could continue to adversely affect purchasing decisions for computer software and services throughout the world. The war on terrorism and the potential for war or other hostilities in other parts of the world add to the climate of uncertainty that could adversely affect revenues. Delays in closing of sales, reductions in size of individual sales without an offsetting increase in volume or delays in product delivery can cause quarterly revenues and income to fall significantly short of anticipated levels. (2) Management’s ability to forecast revenues and control expenses, especially on a quarterly basis, continues to be a challenge. An unexpected decline in revenues without a corresponding and timely slowdown in expense growth could have a material adverse effect on results of operations. (3) Oracle is introducing new or revised versions of its products and services, such as Oracle 9i Database, Oracle 9iAS Application Server, E-Business Suite, Oracle Collaboration Suite and Outsourcing; the market acceptance and contribution to Oracle’s revenues of these new versions or products and services cannot be assured. (4) Oracle has made changes to its pricing model and sales organization, which could lead to a decline or delay in sales as its sales force and customers adjust to the new pricing policies and organizational changes. Intense competition in the various markets in which Oracle competes may also put pressure on Oracle to reduce prices on certain products. (5) The market for Oracle’s products is intensely competitive and is characterized by rapid technological advances and frequent new product introductions. There can be no assurances that Oracle will continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. Oracle undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Oracle’s business, please refer to the “Risk Factors” section of Oracle Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Oracle Corporation’s Investor Relations Department at (650) 506-4073 or Oracle’s Investor Relations website at http://www.oracle.com/investor.